UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)   This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is a press release published by ILOG S.A. (“ILOG”) on August 27, 2008.

Exhibit 99.1

This press release does not constitute an offer to purchase securities in any jurisdiction. The Offers described below may not be commenced in the United States or extended to U.S. persons in the absence of the filing of a Schedule TO by CITLOI S.A.S. and a Schedule 14D-9 by ILOG S.A.. CITLOI S.A.S. and ILOG S.A. intend to make such filings in the United States at such time as the Autorité des Marchés Financiers has declared the Offer open in France.

DRAFT OFFER RESPONSE DOCUMENT

By

in response to the public tender offer for the shares and warrants of ILOG S.A.

initiated by CITLOI, an indirect wholly-owned subsidiary of IBM

This press release, which relates to the filing by ILOG S.A. of a draft response prospectus with respect to the public tender offer for the securities issued by ILOG S.A. with the French stock market authority (Autorité des Marchés Financiers) (the “AMF”) on August 26, 2008, is published in accordance with article 231-26 of the AMF General Regulations.

The offer, the draft offer document and the draft response document remain subject to review by the AMF.

1.                                      Introduction – Context of the Offer

On July 27, 2008, ILOG S.A., a corporation with a share capital of 19,208,848 Euros, registered with the Companies and Commercial Registry of Créteil under number 340 852 458, with registered offices at 9, rue de Verdun B.P. 85, 94253 Gentilly, France (“ILOG” or the “Company”) and International Business Machines Corporation, a New York corporation, with registered offices at New Orchard Road, Armonk, NY 10504, USA (“IBM”) entered into an agreement (the “Memorandum of Understanding” or “MOU”), under the terms of which IBM, or an affiliate of IBM, would undertake a public tender offer for all of the securities of the Company.  Pursuant to the MOU, on July 28, 2008, IBM announced its intention to file a public tender offer for the Company’s shares and warrants (the “Warrants”) with the AMF.

In accordance with Chapter III of Part II, and more specifically, with Articles 232-1 et seq. of the General Regulations (the “AMF General Regulations”) of the AMF, CITLOI, a simplified joint stock company with a share capital of 37,000 Euros, registered with the Companies and Commercial Registry of Nanterre under number 507 645 612, with registered offices at Tour Descartes – La Défense 5, 2 avenue Gambetta, 92066 Paris La Défense (“CITLOI” or the “Bidder”), a wholly-owned subsidiary of IBM International Group BV, a company organized under Dutch law with a share capital of 100,000 Euros, with registered offices at Johan Huizingalaan 765, 1066 VH Amsterdam and a directly and indirectly wholly-owned subsidiary of IBM, offers to the Company’s securityholders to purchase, pursuant to the conditions described below (the “Offer”):

• any and all shares in the Company (the “Shares”), either issued or to be issued as a result of the exercise of any Warrants or stock options of the Company (the “Stock Options”), or a maximum of 23,109,853 shares of stock (excluding free shares with a lock-up period that has not expired by the date the Offer ends, 358,000 of which were outstanding as of August 15, 2008) at the price of 10 Euros per Share (with any attached rights, including dividend rights for the 2007-2008 fiscal year),

• any and all outstanding Warrants at the price of:

•  0.50 Euro per Warrant n°1 issued in 2003;

•  0.50 Euro per Warrant n°2 issued in 2003;

•  0.65 Euro per Warrant issued in 2004;

•  0.50 Euro per Warrant issued in 2005;

•  0.83 Euro per Warrant issued in 2006; and

•  1.93 Euros per Warrant issued in 2007.

Each Share and Warrant is referred to individually as a “Security” or collectively as the “Securities”.

The Shares are traded on Euronext (Compartment B) of the NYSE Euronext Paris S.A. under the code ISIN FR0004042364.  The Warrants are not admitted to trading on any regulated market.

A separate offer is being made in the United States, under terms and conditions substantially the same as those of the Offer, to all holders of American Depositary Shares (“ADSs”) listed on the NASDAQ, as well as to all holders of other Securities residing in the United States (the “U.S. Offer” and, together with the Offer, the “Offers”).

To the knowledge of the Company, IBM and the Bidder have not acquired, either directly or indirectly, severally or jointly, any Securities during the course of the past twelve months, and do not hold, either directly or indirectly, severally or jointly, any Securities as of August 26, 2008.

The Offer demonstrates IBM’s desire to strengthen its positions in the business process management (BPM) and service-oriented architecture (SOA) sectors as well as in the optimization sector, by leveraging ILOG’s Business Rules Management Systems (BRMS), its optimization and visualization components, and its supply chain applications.

2.                                      Summary of the characteristics of the Offer

NATIXIS (“NATIXIS”) and UBS Securities France S.A. (“UBS”), in their capacity of presenting banks, filed the proposed Offer including a draft offer document with the AMF on behalf of the Bidder on August 26, 2008.  Only NATIXIS guarantees, in compliance with the provisions of Article 231-13 of the AMF General Regulations, the content and the irrevocable nature of the undertakings made by the Bidder in connection with the Offer.  The Offer shall be carried out according to standard procedure in compliance with the provisions of Articles 232-1 et seq. of the AMF General Regulations.

The Offer is subject to a threshold condition.  The Bidder shall only proceed with the Offer if it holds Shares representing at least 66.67% of the Company’s share capital and voting rights on a fully- diluted basis as of the closing date of the Offer (the “Settlement Date”).

Furthermore, the Offer is subject to the condition of obtaining clearance for the transaction from the European Commission in accordance with Article 6 (1)(b) of the European Union Council (EEC) Regulation No. 139/2004.(1)

Commencement of the Offer is subject to obtaining preliminary authorization from the Ministry of the Economy, Finance and Employment in compliance with Article L. 151-3 of the French Monetary and Financial Code, as the Company operates in those sectors governed by Article R. 153-2 of the Monetary and Financial Code, with respect to foreign investments in certain activities in France.  A request for such authorization was filed on August 6, 2008.

Pursuant to Articles 237-14 et seq. of the AMF General Regulations, Bidder reserves the right, within a period of three months following the closing date of the Offer, to request that the AMF implement a squeeze-out of the Shares and Warrants that have not been tendered in the Offer by minority shareholders of the Company and holders of Warrants if such Shares and Warrants represent no more than 5% of the share capital or voting rights, either outstanding or issuable upon the exercise of said Warrants, subject to compensation being paid to such holders of the Shares and Warrants.

Bidder also reserves the right, assuming it would come to hold, directly or indirectly, at least 95% of the voting rights attaching to the outstanding Shares and where a squeeze-out would not have been implemented under the conditions described above, to file with the AMF a draft minority buy-out offer followed by, assuming it holds at least 95% of the outstanding shares of the Company a squeeze-out of the Shares and Warrants that are not held directly or indirectly by Bidder. In such case, the squeeze-out shall be subject to the control of the AMF, which shall decide whether the squeeze-out complies with, in particular, the valuation of the Securities submitted by Bidder, and the report of the independent expert appointed in accordance with the provisions of Article 261-1 II of the AMF General Regulations.

(1) On August 5th and 6th, 2008, respectively, IBM and ILOG filed notification and report forms with the US anti-trust authorities. On August 15, 2008, the US anti-trust authorities granted early termination of the waiting period in respect of the U.S. Filing.

In case it is not able to implement a squeeze-out after the closing of the Offer, Bidder reserves the right to request Euronext Paris to delist the Shares from the Eurolist by Euronext™ market. It should be noted that Euronext Paris can only accept such a request if the liquidity of the Shares is greatly reduced following the closing of the Offer, in such a way that delisting would be in the interest of the market.

Bidder reserves the right to delist the ADS from NASDAQ, whether or not the Shares have been delisted from the Eurolist by Euronext™ market.

3.                                      Reasoned opinion of the Board of Directors on August 25, 2008

In compliance with the provisions of Article 231-19 of the AMF General Regulations, the Board of Directors met on August 25, 2008, chaired by Mr. Pierre Haren in his capacity as Chairman and Chief Executive Officer in order to specifically examine the draft Offer and to render a reasoned opinion on the interest it presents as well as any consequences it entails for the Company, its shareholders and employees.  All members of the Board of Directors participated in the meeting.  The Board of Directors unanimously adopted the resolutions below:

An extract from the minutes of this meeting containing the reasoned opinion of the Board of Directors is reproduced below.

“The Board is reminded that the firm of Ricol, Lasteyrie & Associés was appointed as an independent expert by the Chairman of the Board of Directors on July 18, 2008 upon the proposal of the Corporate Development Committee and that the Board of Directors confirmed this appointment on July 28, 2008.

The Offer is for (i) any and all shares of the Company, either issued or to be issued upon the exercise of Warrants or stock options, or a maximum of 23,109,853 shares (excluding free shares with a lock-up period that has not expired by the closing date of the Offer) as well as (ii) any and all Warrants issued by the Company, or 254,000 Warrants (together with the shares and the Warrants, the “Securities”).

According to the terms of the Offer, IBM agrees to offer to the Company’s shareholders 10 Euros per share with all attached rights including the right to receive payment for the dividend pertaining to the 2008 fiscal year.  IBM agrees to offer to the holders of Warrants:

•  0.50 Euro per Warrant n°1 issued in 2003,

•  0.50 Euro per Warrant n°2 issued in 2003,

•  0.65 Euro per Warrant issued in 2004,

•  0.50 Euro per Warrant issued in2005,

•  0.83 Euro per Warrant issued in 2006 and

•  1.93 Euros per Warrant issued in 2007.

The Directors examine IBM’s draft offer document as well as the Company’s draft offer response document and the document titled “Other information” which shall be submitted to the AMF in connection with the Offer, these documents having been submitted to the Board of Directors within a timeframe allowing for a complete and adequate review. A discussion is conducted with respect to the characteristics of the Offer and its filing.

Isabelle Murru, representative of the Workers’ Council at the Board of Directors, then spoke.

Isabelle Murru formally takes note with satisfaction that the Corporate Development Committee and the Board of Directors have notably taken IBM’s intentions in respect of employment matters as mentioned in the Offer document of CITLOI into account in their assessment.

In addition, pursuant to Article L. 2323-21 of the Labor Code, an informational meeting of the Company’s Workers’ Council shall be organized on August 26, 2008, after the Offer by IBM has been filed.

Pursuant to Article L. 2323-23 of the Labor Code, Workers’ Council is willing to listen to the bidder with regard to its financial and industrial policy, its strategic plans for the Company and the consequences of the implementation of the offer on the overall interests, employment, operating sites and the location of decision making centers of the company.

•                                          Examination of the Report by the firm of Ricol, Lasteyrie & Associés

The Chairman and Chief Executive Officer then calls the attention of the Board of Directors to the report delivered by the firm of Ricol, Lasteyrie & Associés on the fairness of the financial conditions of the Offer submitted to the Board of Directors.  The Chairman invites Mrs. Sonia Bonnet-Bernard, from the firm of Ricol, Lasteyrie & Associés, to speak and explain their conclusions.

The conclusions of the independent expert’s report regarding the offer price, i.e. 10 Euros per share and, for the Warrants:

•  0.50 Euro per Warrant n°1 issued in 2003,

•  0.50 Euro per Warrant n°2 issued in 2003,

•  0.65 Euro per Warrant issued in 2004,

•  0.50 Euro per Warrant issued in 2005,

•  0.83 Euro per Warrant issued in 2006 and

•  1.93 Euros per Warrant issued in 2007.

are as follows:

“At the end of our work, we notice the following:

•  the proposed Offer price offers a significant premium (nearly 50%) as against the average market price over one month, and a premium of nearly 37% as against the spot price on July 25, 2008, which was the last trading day before the announcement of the transaction. The market price, considering the

Company’s free float and despite the low liquidity of the security, constitutes an important reference point; the transaction thus offers an immediate liquidity to ILOG’s shareholders, at a much higher price compared to the stock market price over the past year. Moreover, certain of the Company’s historical shareholders have committed to tendering in the Offer all the shares they hold in the share capital of the Company;

• ILOG Executive Committee members were offered retention agreements which will become effective if the Offer is successful. The agreements signed in this context provide for additional compensation, which will be paid out if the employees concerned stay with the company for six to thirty-six months and help reach certain milestones which will definitively be set by the closing date of the Offer. Although significant, the amounts involved are not, by their nature, likely to impact the fairness of the price offered to the shareholders;

• The Bidder had not released any figures as to the amount of synergies this transaction could realize;

• A discounted future cash flows (DCF) analysis could not be carried out in the absence of a business plan; the budget for the current year not having been approved by the Company’s Board of Directors ; the stock analysis having been carried out on the basis of forecasted aggregates for 2009 and 2010, based on the Bloomberg consensus and discussions with the management team;

• The Offer price reflects a premium of between 26.1% and 60% as against the values calculated by using the stock exchange comparables method, calculated on the basis of aggregates determined as explained above;

• The Offer price also reflects a premium of approximately 8% as against the value obtained by applying the 2010 market multiple to a selected EBITDA equal to 10% of the forecast ILOG 2010 turnover;

• The Offer price reflects a premium of between 5.6% to 29.2% as against the values calculated by using the comparable transactions method. Nonetheless, the relevance of this method must be viewed in light of the tenuous comparability of the acquisition contexts of the different companies. This method has therefore been used for informational purposes only.

In this context, and in the present market conditions, we believe that the price of € 10.00 per share which the bidding company, IBM, proposes to offer is financially fair, in the context of an offer to the ILOG shareholders.

We also believe that the aggregate amount proposed to the warrantholders today is fair from a financial standpoint since all of them are directors or former members of the ILOG Technical Advisory Committee which has been subsequently disbanded.”

The Board of Directors takes note of the independent expert’s opinion regarding the fairness, from a financial point of view, of the price of the Offer.

•                                          Recommendation by the Corporate Development Committee concerning the draft Offer

Mr. Brandys, Chair of the CDC, presents the CDC’s deliberations during the meeting held on August 21, 2008 to the Board of Directors.

The Chairman of the CDC indicates that, with regard to whether the Offer is in the interest of the Company, the CDC took note of the intentions and objectives stated by IBM in the draft offer document and has determined that the Offer is in line with the Company’s interests, including by allowing ILOG to rely on IBM’s infrastructure, increasing the marketability of ILOG products and being more competitive by offering new commercial development opportunities, especially internationally and through the development of cross-selling.

The Chairman of the CDC indicates to the Board of Directors that, after having become aware of the valuation elements explained in the draft offer document and having taken note of the conclusions of the independent expert and after having deliberated, the CDC has deemed, based on the assessment of all available information,  that the Offer is in the best interests of Company, its shareholders, its warrantholders and employees, that the CDC has therefore unanimously decided to  recommend that the Board of Directors decide favorably on the Offer and to recommend that the shareholders and holders of Warrants tender their Securities in the Offer.

[…]

•                                          Reasoned opinion by the Board of Directors concerning the proposed Offer and recommendation to holders of shares and Warrants in the Company

The Chairman reminds the Board of Directors that they must render a reasoned opinion on the proposed Offer.

The Board of Directors reviewed all available information insofar as it was financial in nature, which insofar as it was financial in nature, was the subject of a discussion with J.P. Morgan.

[…]

The Board of Directors:

•                                          Notes that the independent expert has found the proposed financial conditions of the Offer to be fair;

•                                          Takes note of IBM’s intentions on matters of strategy and employment; and

•                                          Notes that the CDC has recommended that the Board of Directors issue a favorable opinion and recommend that the Company’s shareholders tender their shares in the Offer.

Considering the foregoing and pursuant to deliberation, the Board of Directors concludes, with the unanimous vote of the present and represented members, that the Offer is in the best interests of Company, its employees, its shareholders and warrantholders.

Consequently and in view of the preceding, the Board of Directors resolves, with the unanimous vote of the present and represented members, subject to the confirmation by IBM that the Board of Directors hereof constitutes a “Board Recommendation” as defined in the Memorandum of Understanding entered into on July 28, 2008 between IBM and ILOG (“MOU”), to issue an opinion in favor of the Offer and to recommend that Company’s shareholders and holders of Warrants tender their Securities in the Offer. The Board of Directors grants the Chairman the authority to determine whether the aforementioned condition has been satisfied.

Finally, the Directors unanimously decided to tender all their Securities in the Offer.”

The Board of Directors unanimously decided to authorize the Chairman to tender in the Offer all of the treasury shares held by the Company.

4.                                      Report of the independent expert

Pursuant to the provisions of article 261-1 et seq. of the General Regulations of the AMF, Ricol, Lasteyrie & Associés, was appointed as independent expert by the Company on July 18, 2008 to provide a report on the financial terms and conditions of the Offer.

Ricol, Lasteyrie & Associés delivered its report on August 25, 2008, in which it concluded that the price of € 10.00 per share which the initiating company, IBM, proposes to offer is financially fair, in the context of an optional offer to the ILOG shareholders and that the aggregate amount proposed to the warrantholders since all of them are directors or former members of the ILOG Technical Advisory Committee which has disappeared as of today is fair from a financial stand point.

5.                                      Documents available

The draft offer response document is available on the website of the AMF (www.amf-france.org), the website of ILOG S.A. (www.ilog.fr) and is available to the public free of charge at the registered offices of

ILOG S.A.

9, rue de Verdun

B.P. 85

94253 Gentilly Cedex France

In accordance with Article 231-28 of the AMF General Regulations, the other information regarding legal-, financial- and accounting-related characteristics of ILOG S.A. will be made available to the public no later than the day preceding the opening of the public tender offer.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG’s market-leading business rule management systems (BRMS), its supply chain applications, as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs about 850 people worldwide. For more information, please visit www.ilog.com.

Disclaimer

The Offers are not being made nor will any tender of Shares or Warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the Offers or the acceptance of any tender of Shares or Warrants therein would not be made in compliance with the applicable laws of such jurisdiction.

This press release contains forward-looking statements with respect to the ability of the parties to close the transaction.  These statements are subject to conditions, risks and uncertainties and the actual events may differ materially from those described herein.

This press release contains forward-looking statements that are not guarantees of future completion and that are subject to risks and uncertainties. Such forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the expected future business of ILOG resulting from and following the Offers and the successful completion of the transaction.  These statements reflect IBM’s and ILOG’s managements’ current expectations, based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control.  Actual results could differ materially from those expressed or implied in such forward-looking statements.  Any such forward-looking statements speak only as of the date on which they are made and IBM and ILOG shall be under no obligation to (and expressly disclaims any such obligation to) update or alter such forward-looking statements whether as a result of a new information, future events or otherwise, except to the extent legally required.

More particularly, this press release contains forward-looking statements that involve risks and uncertainties concerning the anticipated process and timing for the Offers and related transactions, the parties’ ability to close the transactions and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of ILOG, its key executive and employees within the Bidder or IBM following the closing of the transaction.  Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties.  These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction (including the Bidder’s ability to tender successfully for at least 66.67% of all voting rights on a fully diluted basis, as determined in the Offer), the impact on the minority shareholders who do not tender in the Offer, the failure to retain the key employees, customers’ and partners’ uncertainty regarding the anticipated benefits of the transaction, the failure of the parties to achieve the anticipated synergies of the proposed transaction and other risks detailed in the Draft Offer Response Document (Projet de Note d’Information en Réponse).

Additional Information

The Offers, which have not yet commenced, will be made for the outstanding Shares, whether issued or not, and Warrants of ILOG. This press release is for informational purposes only and is not, in any way, an offer to purchase or the solicitation of an offer to sell any Shares or Warrants.  The solicitation and the offer to purchase the Shares and Warrants will be valid and made, in France and in the United States of America, only pursuant to the Offers that IBM and its subsidiary intend to file with the AMF (in particular the Offer Document – Note d’Information) and the SEC (on Schedule TO).  ILOG also intends to file with the AMF a Offer Response Document (Note d’Information en Réponse) and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect in the Offers.

ILOG shareholders and warrantholders and other investors should read carefully the Offers-related materials to be filed by IBM with the AMF and the SEC (Offer Documents – Note d’Information – and Schedule TO) and by ILOG (Offer Response Document – Note d’Information en Réponse – and Schedule 14D-9) because these documents will contain important information, including the terms and conditions of the Offers.  ILOG shareholders and warrantholders and other investors will be able to obtain copies of these Offers-related materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com).

ILOG shareholders and warrantholders and other investors are urged to read carefully all Offer-related materials prior to making any decision with respect to the Offers.